Points International Retains Integrated Corporate Relations for Investor Relations Support

TORONTO, July 17 2006 - Points International Ltd. (TSX: PTS; OTCBB: PTSEF)—owner and operator of the world’s leading reward-management portal, Points.com—announced today that it has retained Integrated Corporate Relations, Inc. (ICR) as its investor relations agency of record.

Rob MacLean, Points International’s CEO, stated, “This is an exciting period for Points International as we continue to expand our partnerships and further develop our reward-program management portal. In addition to building our market leading position in the industry, we recognize the need to build strong brand recognition among all of our key stakeholder groups. The team at ICR has extensive knowledge of the capital markets arena, as well as considerable background in internet and e-commence businesses. We look forward to working with them to enhance our communication efforts with our shareholders and the investment community.”

ICR will be providing full-service investor relations for Points International, including strategic counseling and proactive outreach to the investment community.

Allyson Pooley, Senior Vice President of ICR, said, "We are very excited to partner with this dynamic company. Rewards programs and loyalty marketing are exciting and fast growing sectors and Points has the kind of leadership and growth potential that will garner considerable interest from the capital market constituents. We look forward to helping them further build one of the true leadership brands in the sector."

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group’s Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.
Website: http://www.points.com

About Integrated Corporate Relations, Inc.

Founded in 1998, Integrated Corporate Relations is a leading strategic communications firm, focused on investor relations and corporate public relations. With more than 150 clients, ICR is a top 20 independent agency and has been recognized by PRWeek Magazine as one of the country’s fastest growing firms in each of the last five years.

For more information contact:
For investor relations:
Steve Yuzpe, CFO, Points International Ltd., (416) 596-6382, steve.yuzpe@points.com;
Allyson Pooley, Integrated Corporate Relations, Inc., (310) 954-1100, allyson.pooley@icrinc.com